UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
BioSpecifics Technologies Corp.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
090931106
(CUSIP Number)
December 31, 2014
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090931106

1	Name of Reporting Person: Abdiel Qualified Master Fund LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 321,746 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 321,746 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 321,746 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% **
12		TYPE OF REPORTING PERSON PN

*As of December 31, 2014.
** Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP NO. 090931106

1	Names of Reporting Person: Abdiel Capital LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,329 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 19,329 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 19,329 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% **
12		TYPE OF REPORTING PERSON PN

* As of December 31, 2014
** Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.

CUSIP NO. 090931106

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 341,075 **
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 341,075 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 341,075 **
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12		TYPE OF REPORTING PERSON OO

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.
** As of December 31, 2014, consisting of 321,746 shares of Common Stock held by Abdiel Qualified Master Fund LP and 19,329 shares of Common Stock held by Abdiel Capital LP.

CUSIP NO. 090931106

1	Names of Reporting Person: Abdiel Capital Advisors, LP *** I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 341,075 **
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 341,075 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 341,075 **
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12		TYPE OF REPORTING PERSON PN

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.
** As of December 31, 2014 and consisting of 321,746 shares of Common Stock held by Abdiel Qualified Master Fund LP and 19,329 shares of Common Stock held by Abdiel Capital LP.
*** Formerly Abdiel Capital Advisors, LLC; converted from limited liability company to limited partnership effective January 5, 2015

CUSIP NO. 090931106

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 341,075 **
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 341,075 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 341,075 **
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% *
12		TYPE OF REPORTING PERSON IN

* Based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.
** As of December 31, 2014 and consisting of 321,746 shares of Common Stock held by Abdiel Qualified Master Fund LP and 19,329 shares of Common Stock held by Abdiel Capital LP.

CUSIP NO. 090931106
SCHEDULE 13G (AMENDMENT NO. 1)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on December 19, 2014 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a)
Name of Persons Filing:
Abdiel Qualified Master Fund LP
Abdiel Capital LP
Abdiel Capital Management, LLC
Abdiel Capital Advisors, LP (formerly Abdiel Capital Advisors, LLC; converted from limited liability company to limited partnership effective January 5, 2015)
Colin T. Moran

Item 2(c)
Citizenship:

Abdiel Qualified Master Fund LP – Cayman Islands

Abdiel Capital LP - Delaware

Abdiel Capital Management, LLC - Delaware

Abdiel Capital Advisors, LP - Delaware

Colin T. Moran – United States

Item 4
Ownership:

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.  Ownership is stated as of December 31, 2014 and ownership percentages are based on 6,500,712 shares of Common Stock outstanding as of November 7, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission on November 10, 2014.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund LP and Abdiel Capital LP.  (Abdiel Capital Advisors, LP was formerly Abdiel Capital Advisors, LLC; it converted from a limited liability company to a limited partnership effective January 5, 2015.) Colin T. Moran serves as managing member of  Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP NO. 090931106

Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 090931106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2015

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LP
By:	Abdiel Capital Partners, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually

CUSIP NO. 090931106

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 11, 2015

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LP
By:	Abdiel Capital Partners, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually